July 15, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: James Giugliano and Rufus Decker

Re:	MarineMax, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2019
Filed December 3, 2019
Form 8-K Filed October 29, 2019
File No. 001-14173

Dear Mr. Giugliano and Mr. Decker:

Per our previous conversations with the Securities and Exchange Commission, for the fiscal year ended September 30, 2019, we have performed an impairment analysis by retail location asset group, and concluded that the results from the analysis by retail location asset group do not materially differ from the analysis by regional asset group. We believe no impairment of long-lived assets existed as of September 30, 2019. If, during future periods, a material difference arises in the impairment analysis by retail location asset group versus regional asset group, we will revisit our accounting policy and, if needed, discuss our accounting policy with the Securities and Exchange Commission Office of the Chief Accountant.

If you have any questions or comments regarding this response or require any additional information, please do not hesitate to contact me at (727) 531-1700.

Respectfully submitted, MarineMax, Inc.

By:	/s/ Michael H. McLamb
Michael H. McLamb
Chief Financial Officer

CC:	W. Brett McGill, Chief Executive Officer and President, MarineMax, Inc.

Robert J. Grammig, Esq., Holland & Knight LLP

Joseph F. Cannella, Partner, KPMG LLP